Exhibit 99.1

Hailiang Education Group Inc. Reports Financial Results For The First Six Months of Fiscal Year 2018

HANGZHOU, China, Mar. 26, 2018 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education (HLG)” or the “Company”), an educational services provider of private primary, middle and high schools in China, today announced its financial results for the first six months of fiscal year 2018 ended December 31, 2017 (“First Six Months Fiscal 2018”).

“We are pleased to report our financial results for the first six months of fiscal year 2018 with robust financial and operating achievements,” commented Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education (HLG). “For the six months ended December 31, 2017, our revenue was RMB 502.7 million, increased by 36.8% from RMB 367.6 million for the same period last year. The increase was due to the growth of tuition and enrollments of our international programs. Furthermore, our net profit was RMB 77.9 million for the first half year of fiscal 2018, increased by 47.0% from RMB 53 million, compared to the same period of last year.

Hailiang Education (HLG) has a mission to provide “Distinguished, Specialized, and Internationalized Education” to our students. Guided by such mission, in the first six months of fiscal year 2018 ended December 31, 2017, Hailiang Education (HLG) adapted to the market, promoted international education, and enhanced the quality of enrollments. The enrollments and tuition of our international program saw a noticeable increase. The enrollments of our international programs grew to 4,066, with an increase of 63.4% from 2,488 in the same period of last year. Our revenue from international program for the first six months ended December 31, 2017 reached RMB 150.9 million, grew by 112.2% from RMB 71.1 million in the same period last year. Meanwhile, we signed a cooperation agreement with US-based ELS language center to provide our students with high quality English programs and a more convenient pathway to universities abroad. We also entered into a strategic cooperation agreement with Pate’s Grammar School Trading Company, a wholly owned subsidiary of Pate’s Grammar School (“Pate’s”), aiming to build China’s first-class internationalized bilingual school and enhance our international education development. In addition to the English programs, we also offer a variety of other language programs such as Spanish, Korean, and Japanese. Last but not least, through our partnership with Thomas Carr College, we issue Victoria Certificate of Education (VCE) to high school students of Hailiang Foreign Language School.

	Six Months Ended December 31,
(RMB millions, except per share data)	2017	2016	% Change
Revenue	502.7	367.6	36.8%
Basic education program	351.8	296.5	18.7%
International program	150.9	71.1	112.2%
Gross Profit	116.6	76.6	52.2%
Gross Margin	23.2%	20.8%	2.4%
Operating Profit	77.7	49.2	57.9%
Operating Margin	15.5%	13.4%	2.1%
Net Profit	77.9	53.0	47.0%
Earnings per Share	0.19	0.13	46.2%

First Six Months Fiscal 2018 Highlights

•	Revenue was RMB502.7 million (US$77.3 million), an increase of 36.8% from RMB367.6 million in the same period last year.

•	Gross profit was RMB116.6 million (US$17.9 million), an increase of 52.2% from RMB76.6 million in the same period last year.

•	Gross margin was 23.2% compared with 20.8% in the same period last year.

•	Net profit was RMB77.9 million (US$12.0 million), an increase of 47.0% from RMB53.0 million in the same period last year.

•	Basic and diluted earnings per share were RMB0.19 (US$0.03) compared with RMB0.13 in the same period last year.

•	The total number of students of the schools sponsored by us is 22,813. The number of students enrolled in the basic educational program was 18,747, a slight decrease of 1.0% from 18,936 in the same period last year. The number of students enrolled in the international program was 4,066, an increase of 63.4% from 2,488 in the same period last year.

First Six Months Fiscal 2018 Financial Results

Revenue

Revenue was RMB502.7 million (US$77.3 million), an increase of 36.8% from RMB367.6 million in the same period last year. The increase was attributed to an increase in total number of enrolled students and higher average tuition. The increase was also due to the increasing proportion of international programs, the tuition of which is higher than that of basic programs.

Revenue from the basic educational program was RMB351.8 million (US$54.1 million), an increase of 18.7% from RMB296.5 million in the same period last year, mainly resulted from the increase in average tuition.

Revenue from the international program was RMB150.9 million (US$23.2 million), an increase of 112.2% from RMB71.1 million in the same period last year, primarily due to the increase of number of students enrolled in this program and an increase in this program’s tuition.

Cost of Revenue

Cost of revenue was RMB386.1 million (US$59.3 million), an increase of 32.7% from RMB291.0 million in the same period last year. The increase was primarily due to higher labor costs associated with the increased headcount and compensation levels of employees, increased depreciation and the increase of student-related cost due to the increase in total number of enrolled students.

Gross Profit and Gross Margin

Gross profit was RMB116.6 million (US$17.9 million), an increase of 52.2% from RMB76.6 million in the same period last year.

Gross margin was 23.2% compared with 20.8% in the same period last year. The increase in gross margin was due to greater increase in revenue than cost.

Operating Expenses

Operating expenses were RMB39.9 million (US$6.1 million), an increase of 25.1% from RMB31.9 million in the same period last year.

Selling expenses were RMB20.2 million (US$3.1 million), an increase of 12.2% from RMB18.0 million in the same period last year. The increase was primarily due to increased student enrollment rewards on recruitment.

Administrative expenses were RMB19.7 million (US$3.0 million), an increase of 41.7% from RMB13.9 million in the same period last year, which was primarily due to the increase in administrative staff costs and professional service fees.

Net Finance Income

Net finance income was RMB6.1 million (US$0.9 million), an increase of 60.5% from RMB3.8 million in the same period last year, which was primarily due to an increase in the interest income derived from term deposits held at a related party finance entity.

Tax Expense

Tax expense was RMB5.9 million (US$0.9 million) compare with nil in the same period last year. The increase was due to the operation of new for-profit entities providing consulting, management, logistic, accommodation and other related services to our schools.

Net Profit

Net profit was RMB77.9 million (US$12.0 million), an increase of 47.0% compared to RMB 53.0 million in the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were RMB0.19 (US$0.03) compared with basic and diluted earnings per share of RMB0.13 in the same period last year.

Cash Flow

Net cash provided by operating activities was RMB681.3 million (US$104.7million), an increase of 33.7% from RMB509.5 million in the same period last year. Net cash used in investing activities in the first six months of fiscal 2018 was RMB443.8 million (US$68.2 million), compared with RMB619.3 million in the same period last year. The decrease was mainly due to loan paid to related party during the first six months of fiscal 2017 and more cash outflow of term deposits placed with related party finance entity during the corresponding period.

Balance Sheet

As of December 31, 2017, the Company had cash and cash equivalents of RMB311.3 million (US$47.8 million), compared with RMB77.8 million as of June 30, 2017. As of December 31, 2017, the Company had cash deposit and term deposits held at a related party finance entity of RMB290.4 million (US$44.6 million) and RMB786.1 million (US$120.8 million), respectively. The cash deposit and term deposits held at a related party finance entity as of June 30, 2017 was RMB 61.7 million and RMB401.0 million, respectively.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.5063 to US$1.00, the noon buying rate in effect on December 31, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

Recent Updates

On December 11, 2017, the Company announced that it has been awarded with several recent industry awards for excellence in China’s Education sector, included (1) “2017 Education Group Influencer” by Tencent Education Annual Billboard, (2) “2017 Top Brand of China’s Education Group Award” by Sina China Education Ceremony - 10th Anniversary, (3) “Annual Most Value Investment Award” by Sino Financial Summit Winter Forum, (4) Mr. Ming Wang , Chairman and Chief Executive Officer of Hailiang Education (HLG), was named “2017 China Education Industry Outstanding Contributor” in Sina China Education Ceremony - 10th Anniversary and “2017 Man of the Year Economic Award” by Sino Financial Summit Winter Forum, and (5) Mr. Cuiwei Ye, Principal General of Hailiang Education, was named “Chinese Contemporary Educator”.

On November 15, 2017, the Company announced that it held the 2017 Annual Meeting of Primary and High School Committee sponsored by the Chinese Association for Non-Government Education on November 16, 2017 at 199 West Third Ring Road, Hailiang Education Park, Zhuji City, Zhejiang Province, China and the 2017 Investor and Analyst Day at No.1508 Binsheng Road, Binjiang District, Hangzhou, Zhejiang, China on November 17 from 9:30 am to 3:50 pm, Beijing Time.

On November 8, 2017, the Company announced that it has entered into a Strategic Cooperation Agreement with its affiliated company, Hailiang Group, a related party of the Company, and Hailiang Education Management, a related party of the Company and a wholly owned subsidiary of Hailiang Group to develop primary, middle and high schools’ education in China. The strategic goal of the strategic cooperation agreement is to promote the development of private education in China by synergizing the competitive advantages of Hailiang Education, Hailiang Group, and Hailiang Education Management.

On November 6, 2017, the Company announced that the appointment of Mr. Jianguo Yu as its new Chief Financial Officer, succeeding Mr. Hancheng Lee, effective November 3, 2017. Mr. Lee will remain available and work in the Company’s finance department to assist the new Chief Financial Officer during the transition.

On November 6, 2017, the Company announced that Mr. Cuiwei Ye has joined the Company as the principal general and a member of the board of directors, effective November 3, 2017.

On September 25, 2017, the Company announced that its affiliate, Zhejiang Hailiang Education Investment Co., Ltd., has entered into a strategic cooperation agreement with Pate’s Grammar School Trading Company, a wholly owned subsidiary of Pate’s Grammar School, a well-known British mixed government school, to strengthen the competitive advantages and fast growth of both Hailiang Education and Pate’s.

On September 14, 2017, the Company announced that its affiliate, Hailiang Foreign Language School has entered into a cooperation agreement with ELS American Education Consulting (Shanghai) Co, Ltd., a wholly owned subsidiary of ELS Educational Services, Inc., to offer the ELS English for Academic Purpose Program which marked the beginning of a strategic partnership between the Company and ELS.

On July 19, 2017, the Company announced that its affiliate, Zhejiang Hailiang Education Investment Co., Ltd. and its related party, Hailiang Group Co., Ltd. have entered into a 30-year Educational Cooperative Partnership agreement with the Nanqiao government in Chuzhou city, Anhui Province, to launch Chuzhou Hailiang Foreign Language School.

The Company will host its first six months of fiscal year 2018 financial results conference call at 8:30 am Eastern Time (5:30 am Pacific Time/8:30 pm Beijing Time) on Tuesday, March 27, 2018. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for “Hailiang Education Group/HLG”.

Conference Call
Date:	March 27, 2018
Time:	8:30 am ET, U.S. United States: +1 888-346-8982
International Toll Free:	Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Hailiang Education/HLG

Please dial in at least fifteen minutes before the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available beginning approximately one hour after the end of the live call through April 3, 2018. The audio replay can be accessed by dialing +1-877-344-7529 within the United States or +1-412-317-0088 internationally and entering access code No. 10118199.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle and high school educational services providers in China. The Company focuses closely on the school operation target of providing the distinguished, specialized and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education tailors the education delivery to students based upon their individual aptitudes, devotes to improve the students’ academic capabilities, cultural accomplishments and international perspectives. Hailiang Education operates multilingual classrooms. Languages used include Chinese, English, Spanish, Japanese, Korean, French, etc. Also, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to making great efforts to offer students more opportunities to win enrollments at well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Safe Harbor Statement

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will”, “will make,” “will be”, “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “endeavor to”, “is/are likely to” or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other

Comprehensive Income

(Amounts in thousands, except per share data)

	For Six Months Ended
	December 31,		December 31,
	2017		2016
	RMB	USD	RMB
Revenue	502,673	77,259	367,558
Cost of revenue	(386,112)	(59,344)	(290,984)

Gross profit	116,561	17,915	76,574
Other income	1,045	162	4,583
Selling expenses	(20,212)	(3,107)	(18,004)
Administrative expenses	(19,679)	(3,025)	(13,906)

Operating profit	77,715	11,945	49,247
Net finance income	6,110	939	3,790

Profit before tax	83,825	12,884	53,037
Tax expense	(5,890)	(906)	—

Net profit for the period	77,935	11,978	53,037

Other comprehensive (loss)/ income	(3,482)	(535)	4,674

Total comprehensive income	74,453	11,443	57,711

Earnings per share
Basic earnings per share	0.19	0.03	0.13
Diluted earnings per share	0.19	0.03	0.13

Weighted average shares outstanding
Basic	411,316,022	411,316,022	411,208,000
Diluted	412,034,205	412,034,205	411,208,000

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in thousands)

	As of December 31,		As of June 30,
	2017		2017
	RMB	USD	RMB
Assets
Property and equipment, net	729,457	112,115	720,619
Intangible assets and goodwill, net	79,376	12,200	79,599
Prepayments to third party suppliers	—	—	5,692
Non-current assets	808,833	124,315	805,910

Other receivables due from related parties	89,170	13,705	112,773
Other current assets	9,479	1,457	1,526
Term Deposits held at a related party finance entity	786,089	120,820	401,000
Cash and cash equivalents	311,261	47,840	77,801
Current assets	1,195,999	183,822	593,100

Total assets	2,004,832	308,137	1,399,010

Equity
Share capital	268	41	267
Share premium	134,583	20,685	134,584
Contributed capital	235,895	36,256	235,895
Translation reserve	7,204	1,107	10,686
Retained earnings	798,116	122,669	720,181

Total equity	1,176,066	180,758	1,101,613

Liabilities
Trade and other payables due to third parties	132,254	20,327	113,863
Other payables due to related parties	123,095	18,919	124,841
Deferred revenue	567,576	87,235	58,693

Income tax payable	5,841	898	—

Total liabilities	828,766	127,379	297,397

Total equity and liabilities	2,004,832	308,137	1,399,010

The translation of RMB into US$ has been made at RMB6.5063 to US$1.00, the noon buying rate in effect on December 31, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board.